

SECURITIES AND EXCHANGE COMMISSION

02006588

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42786



SEC MAIL PROCESSING
RECEIVED
MAR 0 4 2002
143
WASH. D.C.
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ELLIOTT FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7037 CANAL BLVD, STE. 205 (No. and Street)

NEW ORLEANS, (City) LA. (State) 70124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM J. ELLIOTT 504-282-3457 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LeGLUE AND COMPANY, CPAs (Name — *if individual, state last, first, middle name*)

1100 POYDRAS ST, (Address) NEW ORLEANS, (City) LA. (State) 70163-2850 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to ...**

OATH OR AFFIRMATION

I, WILLIAM J. ELLIOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELLIOTT FINANCIAL SERVICES, INC., as of 12-31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

William J. Elliott
Signature

PRESIDENT
Title

Feb. 23, 2002

Shana Savoie Elliott
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elliott Financial Services, Inc.

New Orleans, Louisiana

December 31, 2001

LeGlue & Company, CPAs
(A Professional Corporation)

February 15, 2002

To the Board of Directors
Elliott Financial Services, Inc.
New Orleans, Louisiana

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Elliott Financial Services, Inc. as of December 31, 2001 and the related statements of income, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elliott Financial Services, Inc. as of December 31, 2001, and the results of its operations, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,



(A Professional Corporation)

2850 Energy Centre • 1100 Poydras Street • New Orleans, Louisiana 70163-2850
Telephone 504/586-0581 • Fax 504/561-5040
Member of American Institute of Certified Public Accountants and
Society of Louisiana Certified Public Accountants

Exhibit A

STATEMENT OF FINANCIAL CONDITION

Elliott Financial Services, Inc.

December 31, 2001

ASSETS

Cash	$24,437
Deposit with clearing organization	50,000
Receivable from brokers and dealers	138
Receivable - other	80
Prepaid expenses	1,143
Other assets	1,200
Total	$76,998

LIABILITIES AND STOCKHOLDERS' EQUITY

Due to brokers and dealers	$ 9,808
Accrued expenses	3,515
Payroll taxes accrued and withheld	382
Total liabilities	13,705
Liabilities subordinated to claims of general creditors	40,000
Commitments and contingencies (Note 7)	-
Stockholders' equity (Exhibit C)	
Common stock, no par value, 1,000 shares authorized, 200 shares issued and outstanding	8,000
Additional paid-in capital	32,000
Retained earnings (Deficit)	(16,707)
Total stockholders' equity	23,293
Total	$76,998

See accompanying notes to financial statements.

Exhibit B

STATEMENT OF INCOME (LOSS)

Elliott Financial Services, Inc.

For the year ended December 31, 2001

Revenue	
Commissions	$ 134,659
Interest	1,561
Total revenue	136,220
Expenses	
Salaries	65,205
Clearing expense	49,824
Communications	8,762
Rent	9,500
Regulatory fees	1,654
Interest	3,600
Taxes	5,929
Other operating expense	6,617
Total expenses	151,091
Income (Loss) before income taxes	(14,871)
Provision for federal and state income taxes	-
Net income (Loss)	$ (14,871)

See accompanying notes to financial statements.

Exhibit C

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Elliott Financial Services, Inc.

For the year ended December 31, 2001

	Common stock		Additional paid-in	Retained
	Shares	Amount	capital	earnings
Balance (Deficit), January 1, 2001	200	$ 8,000	$ 32,000	$ (1,836)
Net income (Loss)	-	-	-	(14,871)
Balance (Deficit), December 31, 2001	200	$ 8,000	$ 32,000	$ (16,707)

See accompanying notes to financial statements.

STATEMENT OF CASH FLOWS

Elliott Financial Services, Inc.

For the year ended December 31, 2001

Cash flows from operating activities	
Net income (Loss)	$ (14,871)
Adjustments to reconcile net income (Loss) to net cash provided by (Used in) operating activities:	
Changes in assets - (Increase) Decrease	
Receivable from brokers and dealers	1,808
Receivable - other	(80)
Other assets	15
Changes in liabilities - Increase (Decrease)	
Due to brokers and dealers	5,272
Accrued expenses	(1,059)
Payroll taxes accrued and withheld	(166)
Decrease in federal and state income taxes payable	-
Increase in interest payable	-
Total adjustments	5,790
Net cash provided by (Used in) operating activities	(9,081)
Cash flows from investing activities	-
Cash flows from financing activities	-
Net increase (Decrease) in cash	(9,081)
Cash, beginning of year	33,518
Cash, end of year	$ 24,437

See accompanying notes to finanical statements.

Exhibit E

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Elliot Financial Services, Inc.

For the year ended December 31, 2001

Subordinated liabilities at January 1, 2001	$ 40,000
Increase	-
Decreases	-
Subordinated liabilities at December 31, 2001	$ 40,000

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Elliott Financial Services, Inc.

December 31, 2001

Note 1

The following explanatory comments are submitted relative to the nature of operations and a summary of significant accounting policies of the corporation:

(a) The company is an introducing broker and has a contractual agreement with a clearing broker. The clearing broker, located in New York, New York, carries the accounts of the company's customers on their books. The company also receives commissions for sales of various mutual funds. The company has a customer base limited to the greater New Orleans area.

(b) The company maintains its records and reports its income to the taxing authorities on the accrual method.

(c) For purposes of the statement of cash flows, the corporation considers all highly liquid debt instruments purchased with a maturity of three months or less, redeemable without penalty for early withdrawal, to be cash.

Note 2

The deposit with a clearing organization at December 31, 2001 in the amount of $50,000 is in accordance with the contractual obligation the company has entered into with the clearing broker.

Note 3

The borrowings under the subordination agreement at December 31, 2001 are as follows:

Subordinated note payable, due September 30, 2003, 9% interest

The subordinated borrowings are covered by an agreement approved by the National Association of Security Dealers and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.

Note 4

The reconciliation of the provision for federal and state income taxes computed using statutory rates to the provision for federal and state income taxes shown on the statement of operations was as follows:

Particulars	Amount
Income taxes computed using statutory rates	$ (2213)
Tax benefit of net operating loss carry forward	2213
Provision for federal and state income taxes	$ -

Note 5

During the year ended December 31, 2001 the corporation was involved in the following related party transactions:

Interest paid to William T. Elliott, an officer and shareholder of the company, during the year ended December 31, 2001 was $3,600.

Note 6

Cash paid for interest expense and income taxes during the year ended December 31, 2001 was as follows:

Interest	$3,600
Income taxes	$ -

Note 7

The company was obligated under an operating lease for office facilities. Minimum lease payments under such lease is as follows:

Year ended December 31	Amount
2002	$8,400
2003	8,400
2004	7,700

Note 8

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 9

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2001, the company had net capital of $59,870, which was $9,870 in excess of its required net capital of $50,000.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Elliott Financial Services, Inc.

For the year ended December 31, 2001

Net capital		
Total stockholders' equity		$ 23,293
Liabilities subordinated to claims of general creditors allowable in computation of net capital		40,000
		63,293
Deductions and/or charges		
Prepaid expenses	1,143	
Other assets	1,280	
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Trading and investment securities:		
Other securities	1,000	3,423
Net capital		$ 59,870
Computation of Basic Net Capital Requirement		
Minimum net capital required (15c3-1(a)2)		$ 50,000
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2001)		
Net capital as reported in Company's Part II (Unaudited) FOCUS report		$ 60,038
Net audit adjustments		(168)
Net capital per above		$ 59,870